BRITISH COLUMBIA

The Best Place on Earth

Number: C0826654

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that Tarsis Capital Corp., has continued into British Columbia from the Jurisdiction of ALBERTA, under the Business Corporations Act, with the name TARSIS CAPITAL CORP. on June 2, 2008 at 10:23 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 2, 2008

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada